                                                                   Exhibit 99.01

    SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS UNDER THE PRIVATE SECURITIES
                         LITIGATION REFORM ACT OF 1995

                       CERTAIN CAUTIONARY STATEMENTS AND
                                  RISK FACTORS

CSG Systems International, Inc. and its subsidiaries (collectively, the Company) or their representatives from time-to-time may make or may have made certain forward-looking statements, whether orally or in writing, including without limitation, any such statements made or to be made in the Management's Discussion and Analysis of Financial Condition and Results of Operations contained in its various SEC filings or orally in conferences or teleconferences. The Company wishes to ensure that such statements are accompanied by meaningful cautionary statements, so as to ensure to the fullest extent possible the protections of the safe harbor established in the Private Securities Litigation Reform Act of 1995.

ACCORDINGLY, THE FORWARD-LOOKING STATEMENTS ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO AND ARE ACCOMPANIED BY THE FOLLOWING MEANINGFUL CAUTIONARY STATEMENTS IDENTIFYING CERTAIN IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN SUCH FORWARD-LOOKING STATEMENTS.

This list of factors is likely not exhaustive. The Company operates in a rapidly changing and evolving business involving the converging communications markets, and new risk factors will likely emerge. Management cannot predict all of the important risk factors, nor can it assess the impact, if any, of such risk factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those in any forward-looking statements.

ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT FORWARD-LOOKING STATEMENTS WILL BE ACCURATE INDICATORS OF FUTURE ACTUAL RESULTS, AND IT IS LIKELY THAT ACTUAL RESULTS WILL DIFFER FROM RESULTS PROJECTED IN FORWARD-LOOKING STATEMENTS AND THAT SUCH DIFFERENCES MAY BE MATERIAL.

RELIANCE ON CCS
---------------

The Company derived approximately 75.8% and 78.3% of its total revenues from its primary product, Communications Control System, and related products and services (collectively, CCS) in the years ended December 31, 2000 and 1999, respectively. CCS is expected to provide the substantial majority of the Company's total revenues in the foreseeable future.

The Company continues to develop new products and services to address the evolving needs of its new and existing clients as they roll out new product offerings and enter new markets. A substantial portion of the Company's new products and services require enhancements to the core functionality of CCS. There is an inherent risk of technical problems in maintaining and operating CCS as its complexity is increased. The Company's results will depend upon continued market acceptance of CCS, as well as the Company's ability to continue to adapt, modify, maintain, and operate CCS to meet the changing needs of its clients without sacrificing the reliability or quality of service. Any reduction in demand for CCS would have a material adverse effect on the financial condition and results of operations of the Company.

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AT&T RELATIONSHIP
-----------------

Contract Rights and Obligations (as amended)
--------------------------------------------

The AT&T Contract has an original term of 15 years and expires in 2012. The AT&T Contract includes minimum financial commitments by AT&T over the life of the contract, and as amended, includes exclusive rights for the Company to provide customer care and billing products and services for AT&T's offerings of wireline video, all Internet/high speed data services, and print and mail services. During the fourth quarter of 2000, the Company relinquished its exclusive rights to process AT&T's wireline telephony customers, and expects these AT&T customers to be fully converted to another service provider by the end of 2001. The Company does not expect the loss of these customers to have a material impact on the Company's result of operations.

Effective April 2001, the Company amended its agreement with AT&T giving the Company certain contractual rights to continue processing, for a minimum of one year, customers that AT&T may divest. These new rights are co-terminus with and are in addition to the existing minimum processing commitments the Company has with AT&T through 2012. Any such divestitures to a third party would not relieve AT&T of its minimum financial commitments over the term of the contract.

It has been reported in the public press that AT&T Broadband may be acquired or merged with one or more third parties in a single transaction or a series of transactions. It is impossible and premature at this time to speculate what impact any particular transaction(s) would have on the Company's operations, if any. The Company believes the AT&T Contract would remain in effect in the event there is a change in control of AT&T Broadband; however, it is impossible to predict how any successor entity(s) to AT&T Broadband would interpret their obligations under the AT&T Contract. It is also impossible to predict what impact any dispute would have on the Company's results of operations or market for its securities.

The AT&T Contract contains certain performance criteria and other obligations to be met by the Company. The Company is subject to various remedies and penalties if it fails to meet the performance criteria or other obligations. The Company is also subject to an annual technical audit to determine whether the Company's products and services include innovations in features and functions that have become standard in the wireline video industry. If an audit determines the Company is not providing such an innovation and it fails to do so in the manner and time period dictated by the contract, then AT&T would be released from its exclusivity obligation to the extent necessary to obtain the innovation from a third party.

To fulfill the AT&T Contract and to remain competitive, the Company believes it will be required to develop additional features to existing products and services, and possibly in certain circumstances, new products and services, all of which will require substantial research and development, as well as implementation and operational aptitude. AT&T has the right to terminate the AT&T Contract in the event of certain defaults by the Company. To date, the Company believes it has complied with the terms of the contract. Should the Company fail to meet its obligations under the AT&T Contract, and should AT&T be successful in any action to either terminate the AT&T Contract in whole or in part, or collect damages caused by an alleged breach, it would have a material adverse impact on the Company's results of operations. Indeed, in the Company's third quarter ended September 30, 2000, AT&T filed a Demand for Arbitration relating to the AT&T Contract, causing a significant drop in the trading price of the Company's Common Stock.

A copy of the AT&T Contract and all subsequent amendments (including the amendment executed as part of the agreement to withdraw the Demand for Arbitration) are included in the Company's exhibits to its periodic public filings with the Securities and Exchange Commission. These documents are available on the Internet and the Company encourages readers to review those documents for further details. See the Company's 2000 10-K for additional discussion of the arbitration claim and the Company's business relationship with AT&T.

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Business Activities and Dependence On AT&T
------------------------------------------

AT&T completed its merger with Tele-Communications, Inc. (TCI) in March 1999 and completed its merger with MediaOne Group, Inc. (MediaOne) in 2000. During the nine months ended September 30, 2001 and 2000, revenues from AT&T and affiliated companies represented approximately 58.6% and 47.4% of total revenues, respectively. The increase in the percentage between periods relates primarily to the timing and the amount of software purchases by AT&T. The Company expects to continue to generate a significant portion of its total revenues from AT&T and affiliated companies in the future. There are inherent risks whenever this large of a percentage of total revenues is concentrated with one customer. One such risk is that, should AT&T's business generally decline, it would have a material impact on the Company's results of operations.

If the Company were to fail to continue to perform successfully under the AT&T Contract, that would have a material adverse effect on the financial condition and results of operations of the Company. Likewise, if AT&T were to breach its material obligations to the Company, that would have a material adverse effect on the financial condition and results of operations of the Company.

Historically, a substantial portion of the Company's revenue growth has resulted from the sale of products and services to AT&T, both of which are in excess of the minimum financial commitments included in the contract. There can be no assurance that the Company will continue to sell products and services to AT&T in excess of the minimum financial commitments included in the contract.


RENEWAL OF AOL TIME WARNER CONTRACTS
------------------------------------

America Online, Inc. (AOL) and Time Warner completed their merger in 2000, and now operate under the name AOL Time Warner, Inc. (AOL Time Warner). During the years ended December 31, 2000 and 1999, revenues from AOL Time Warner represented approximately 8.3% and 10.2% of total revenues, respectively. The Company provides services to AOL Time Warner under multiple, separate contracts with various AOL Time Warner affiliates. These contracts are scheduled to expire on various dates. The failure of AOL Time Warner to renew contracts representing a significant part of its business with the Company would have a material adverse impact on the financial condition and results of operations of the Company. It would be premature to predict the impact, if any, the result the AOL Time Warner merger will have on the financial condition or results of operations of the Company.


CONVERSION TO THE COMPANY'S SYSTEMS
-----------------------------------

The Company's ability to convert new client sites to its customer care and billing systems on a timely and accurate basis is necessary to meet the Company's contractual commitments and to achieve its business objectives. Converting multiple sites under the schedules required by contracts or business requirements is a difficult and complex process. One of the difficulties in the conversion process is that competition for the necessary qualified personnel is intense and the Company may not be successful in attracting and retaining the personnel necessary to complete conversions on a timely and accurate basis. The inability of the Company to perform the conversion process timely and accurately would have a material adverse impact on the results of operations of the Company. As of September 30, 2001, the Company had scheduled approximately 2.3 million customers to be converted onto its processing system during the next twelve months.


INDUSTRY CONSOLIDATION AND DEPENDENCE ON VIDEO INDUSTRY - CABLE TELEVISION AND
------------------------------------------------------------------------------
DBS
---

The Company's business is concentrated in the cable television and Direct Broadcast Satellite (DBS) industries, making the Company susceptible to a downturn in those industries. During the years ended


                                       24
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December 31, 2000 and 1999, the Company derived 77.7% and 75.8%, and 16.0% and
15.5% of its total revenues from companies in the U.S. cable television and U.S. and Canadian DBS industries, respectively. A decrease in the number of customers served by the Company's clients, loss of business due to non-renewal of client contracts, industry consolidation, and/or changing consumer demand for services would adversely effect the results of operations of the Company.

There can be no assurance that new entrants into the video market will become clients of the Company. Also, there can be no assurance that video providers will be successful in expanding into other segments of the converging communications markets. Even if major forays into new markets are successful, the Company may be unable to meet the special billing and customer care needs of that market. The cable television industry both domestically and internationally is undergoing significant ownership changes at an accelerated pace. One facet of these changes is that cable television providers are consolidating, decreasing the potential number of buyers for the Company's products and services. Seven providers account for over 85% of the U.S. cable television market and two providers account for almost the entire U.S. DBS market. The Company processes and/or provides statement printing for at least a portion of the customers (i) for five of the seven cable television providers, and (ii) for one of the DBS providers. For the nine months ended September 30, 2001, approximately 87% of the Company's total revenues were generated from companies under the control of these six providers. Consolidation in the industry may put at risk the Company's ability to leverage its existing relationships. Should this consolidation result in a concentration of cable television customer accounts being owned by companies with whom the Company does not have a relationship, or with whom competitors are entrenched, it could negatively effect the Company's ability to maintain or expand its market share, thereby adversely effecting the results of operations.

NEW PRODUCTS AND RAPID TECHNOLOGICAL CHANGE
-------------------------------------------

The market for customer care and billing systems is characterized by rapid changes in technology and is highly competitive with respect to the need for timely product innovations and new product introductions. The Company believes that its future success in sustaining and growing the annual processing revenue per customer account and the software and professional services revenues depends upon continued market acceptance of its current products, including CCS, and its ability to enhance its current products and develop new products that address the increasingly complex and evolving needs of its clients. Substantial research and development will be required to maintain the competitiveness of the Company's products and services in the market. Development projects can be lengthy and costly, and are subject to changing requirements, programming difficulties, a shortage of qualified personnel, and unforeseen factors which can result in delays. In addition, the Company is typically responsible for the implementation of new products, and depending upon the specific product, may also be responsible for operations of the product. There is an inherent risk in the successful implementation and operations of these products as the technological complexity increases. There can be no assurance (i) of continued market acceptance of the Company's current products, (ii) that the Company will be successful in the timely development of product enhancements or new products that respond to technological advances or changing client needs, or (iii) that the Company will be successful in supporting the implementation and/or operations of product enhancements or new products.

CONVERGING COMMUNICATIONS MARKETS
---------------------------------

The Company's growth strategy is based in part on the continuing convergence and growth of the worldwide cable television, DBS, telecommunications, and on-line services markets. If these markets fail to converge, grow more slowly than anticipated, or if providers in the converging markets do not accept the Company's solution for combining multiple communications services for a customer, there could be a material adverse effect on the Company's growth.

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COMPETITION
-----------

The market for the Company's products and services is highly competitive. The Company directly competes with both independent providers of products and services and in-house systems developed by existing and potential clients. In addition, some independent providers are entering into strategic alliances with other independent providers, resulting in either a new competitor, or a competitor(s) with greater resources. Many of the Company's current and potential competitors have significantly greater financial, marketing, technical, and other competitive resources than the Company, and many already have significant international operations. There can be no assurance that the Company will be able to compete successfully with its existing competitors or with new competitors.


ATTRACTION AND RETENTION OF PERSONNEL
-------------------------------------

The Company's future success depends in large part on the continued service of its key management, sales, product development, and operational personnel. The Company is particularly dependent on its executive officers. The Company believes that its future success also depends on its ability to attract and retain highly skilled technical, managerial, operational, and marketing personnel, including, in particular, additional personnel in the areas of research and development and technical support. Competition for qualified personnel is intense, particularly in the areas of research and development, conversions and technical support. The Company may not be successful in attracting and retaining the personnel it requires, which would adversely effect the Company's ability to meet its commitments and new product delivery objectives.


VARIABILITY OF QUARTERLY RESULTS
--------------------------------

The Company's quarterly revenues and results, particularly relating to software and professional services, may fluctuate depending on various factors, including the timing of executed contracts and the delivery of contracted services or products, the cancellation of the Company's services and products by existing or new clients, the hiring of additional staff, new product development and other expenses, and changes in sales commission policies. No assurance can be given that results will not vary due to these factors. As the Company's overall revenue grows, so too does the risk associated with meeting financial expectations for revenue derived from its software and services offerings. As a result, there is a proportionately increased likelihood that the Company may fail to meet revenue and earnings expectations of the analyst community. With the current volatility of the stock market, should the Company fail to meet analyst expectations by even a relatively small amount it would most likely have a disproportionately negative impact upon the market price for the Company's Common Stock.

DEPENDENCE ON PROPRIETARY TECHNOLOGY
------------------------------------

The Company relies on a combination of trade secret and copyright laws, nondisclosure agreements, and other contractual and technical measures to protect its proprietary rights in its products. The Company also holds a limited number of patents on some of its newer products, and does not rely upon patents as a primary means of protecting its rights in its intellectual property. There can be no assurance that these provisions will be adequate to protect its proprietary rights. Although the Company believes that its intellectual property rights do not infringe upon the proprietary rights of third parties, there can be no assurance that third parties will not assert infringement claims against the Company or the Company's clients.

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INTERNATIONAL OPERATIONS
------------------------

The Company's growth strategy includes a commitment to the marketing of its products and services internationally, and the Company has acquired and established operations outside of the U.S. The Company is subject to certain inherent risks associated with operating internationally. Risks include product development to meet local requirements such as the conversion to the local currency, difficulties in staffing and management, reliance on independent distributors or strategic alliance partners, fluctuations in foreign currency exchange rates, compliance with foreign regulatory requirements, variability of foreign economic conditions, changing restrictions imposed by U.S. export laws, an adverse impact to the Company's overall effective tax rate resulting from (i) operations in foreign countries with higher tax rates than the United States,
(ii) inefficient use of foreign tax credits, and (iii) the inability to utilize some or all of losses generated in one or more foreign countries, and competition from U.S.-based companies which have firmly established significant international operations. There can be no assurance that the Company will be able to manage successfully the risks related to selling its products and services in international markets.

INTEGRATION OF ACQUISITIONS
---------------------------

As part of its growth strategy, the Company seeks to acquire assets, technology, and businesses which would provide the technology and technical personnel to expedite the Company's product development efforts, provide complementary products or services or provide access to new markets and clients. Acquisitions involve a number of risks and difficulties, including expansion into new geographic markets and business areas, the requirement to understand local business practices, the diversion of management's attention to the assimilation of acquired operations and personnel, potential adverse short-term effects on the Company's operating results, and the amortization of acquired intangible assets.

SYSTEM SECURITY
----------------

The end users of the Company's systems are continuously connected to the Company's products through a variety of public and private telecommunications networks. The Company plans to expand its use of the Internet with its product offerings thereby permitting, for example, our clients' customer to use the Internet to review account balances, order services or execute similar account management functions. The Company also operates an extensive internal network of computers and systems used to manage internal communications, financial information, development data and the like. The Company's product and internal communications networks and systems carry an inherent risk of failure as a result of human error, acts of nature and intentional, unauthorized attacks from computer "hackers." Opening up these networks and systems to permit access via the Internet increases their vulnerability to unauthorized access and corruption, as well as increasing the dependency of the systems' reliability on the availability and performance of the Internet's infrastructure. Certain system security and other controls for CCS are reviewed annually by an independent party. The Company periodically undergoes a security review of its internal systems by an independent party, and has implemented a plan intended to limit the risk of an unauthorized access to the networks and systems, including network firewalls, intrusion detection systems and antivirus applications.

The method, manner, cause and timing of an extended interruption or outage in the Company's networks or systems is impossible to predict. As a result, there can be no assurances that the Company's networks and systems will not fail, nor that the Company's business recovery plans will adequately mitigate any damages incurred as a consequence. In addition, should the Company's networks or systems be significantly compromised, it would most likely have a material adverse effect on the operations of the Company, including its ability to meet product delivery obligations or client expectations. Likewise, should the Company's networks or systems experience an extended interruption or outage, have their security compromised or data lost or corrupted, it would most likely result in an immediate loss of revenue, as well as

                                       27
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damaging the reputation of the Company. Any of these events could have both an immediate, negative impact upon the Company's short term revenue and profit expectations, as well as its long term ability to attract and retain new clients.

PRODUCT OPERATIONS AND SYSTEM AVAILABILITY
------------------------------------------

The Company's product operations are run in both mainframe and distributed system computing environments, as follows:

  Mainframe Environment
  ---------------------

  CCS operates in a mainframe data processing center managed by FDC (the FDC Data Center), with end users dispersed throughout the United States and Canada. These services are provided under an agreement with FDC, which is scheduled to expire June 30, 2005. The Company believes it could obtain mainframe data processing services from alternative sources, if necessary.
  The Company has a business recovery plan as part of its agreement with FDC should the FDC Data Center suffer an extended business interruption or outage. This plan is tested on an annual basis.

  Distributed Systems Environment
  -------------------------------

  Several of the Company's new product applications operate in a distributed systems environment (also known as "open systems"), running on multiple servers for the benefit of certain clients. The Company recently completed the migration of these distributed systems servers from its own internal data center to the FDC Data Center. Under an agreement with FDC that runs through June 30, 2005, FDC provides the operations monitoring and facilities management services, while the Company provides hardware, operating systems and application support.

  Typically, these distributed product applications interface to and operate in conjunction with CCS via telecommunication networks. The Company is currently implementing its business recovery plan for these applications. The Company and FDC have extensive experience in running applications within the mainframe computing platform, and only within the last few years began running applications within a distributed systems environment. In addition, the mainframe computing environment and related technology is mature and has proven to be a highly reliable and scaleable computing platform. The distributed systems computing platform is not at the same level of maturity as the mainframe computing platform. In addition, security attacks on distributed systems throughout the industry are more prevalent than on mainframe environments due to the open nature of those systems.

The end users of the Company systems are continuously connected to the Company's products through a variety of public and private telecommunications networks, and are highly dependent upon the continued availability of the Company's systems to conduct their business operations. Should the FDC Data Center, or any particular product application or internal system which is operated within the FDC Data Center or the Company's facilities, as well as the connecting telecommunications networks, experience an extended business interruption or outage, it could have an immediate impact to the business operations of the Company's clients, which could have a material adverse impact on the financial condition and results of operations of the Company, as well as negatively affect the Company's ability to attract and retain new clients.

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